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                          [THE VANGUARD GROUP(R) LOGO]


                                           May 11, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission via electronic filing
450 Fifth Street, N.W., Fifth Floor
Washington, D.C. 20549

                       Re: Vanguard Trustees' Equity Fund (the "Trust")

Dear Mr. Sandoe:

  The following responds to your comments of May 9, 2005 on the post-effective amendment of the Trust's registration statement. You commented on Post-Effective Amendment No. 38 that was filed on March 21, 2005 pursuant to Rule 485(a), and all of your comments pertained to the Diversified Equity Fund (the "Fund").

Comment 1:   Prospectus - Primary Investment Strategies
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Comment:          Disclose the market-cap range of the fund.

Response:         We already disclose that "the Fund's holdings comprise large-, mid-, and small-capitalization stocks." Since we are disclosing the fact that the fund invests across all capitalizations, we do not deem it necessary or beneficial to a reader to provide a dollar amount range.

Comment 2:        Prospectus - Primary Risks
--------------------------------------------
Comment:          Add mid-cap risk to this section.

Response:         Item 2 of Form N-1A requires a summary of "the principal risks of investing in the Fund, including the risks to which the Fund's portfolio as a whole is subject" (emphasis added).
                  This requires disclosure of the risks of a fund's overall portfolio, not every risk associated with each type of security held by the fund. The Commission's approach to risk disclosure is succinctly summarized in the 1998 release adopting sweeping revisions to Form N-1A (Investment Company
                  Act Release No. 23064 (March 13, 1998). Part II.A.3.b of the release states "disclosure about the risks associated with each type of security in which the fund may invest does not effectively communicate to [investors] the overall risks of investing in the fund. In the Commission's view, disclosing the risks of each possible portfolio investment, rather than the overall risks of investing in a fund, does not help investors evaluate a particular fund or compare the risks of the fund with those of other funds."

                  Applying the Commission's position to Diversified Equity Fund, we conclude that disclosing mid-cap risk in Item 2 would not effectively communicate the overall risks of investing in the Fund. The risk of investing in funds focused on mid- or small-cap stocks is that their returns can be more volatile than the returns of funds investing in large-cap stocks. This risk, however, is not significant for Diversified Equity Fund for two primary reasons. First, large-capitalization stocks constitute the preponderance of the Fund's assets. Second, the Fund's exposure to mid-and small-cap stocks is spread across the whole universe of domestic stocks. The result of this diversification is to limit sector-specific and stock-specific risk, including mid-cap risk.

                  Highlighting the potential volatility of a relatively small portion of the Fund's holdings in the Primary Risks section of the prospectus would be inappropriate, potentially misleading, and contrary to the intent of the Commission.

Comment 3:        Prospectus - More on the Fund
-----------------------------------------------
Comment:          Include nondiversification risk as a primary risk of the Fund.

Response:         We do not plan to amend our disclosure in response to this comment because we do not consider non-diversification risk to be a primary risk for the Fund. The Fund is classified as non-diversified solely because of a position taken by the Commission staff several years ago. In reality, the Fund's portfolio is thoroughly diversified, and that is unlikely to change in the foreseeable future. Accordingly, highlighting non-diversification as a risk in Item 2, in our view, would actually mislead investors about the risks of the Fund.
                  General Instruction C.1(b) of Form N-1A admonishes funds not to "disproportionately emphasiz[e] possible investments or activities of the Fund that are not a significant part of the Fund's operations."1

                  The likelihood of a fund of funds ever being hurt disproportionately by a decline in the prices of just a few securities is extremely remote. All of Vanguard's funds-of-funds, on a look-through basis, invest in hundreds of securities and easily meet the diversification tests of the Investment Company Act. Nevertheless, we will continue to disclose, in Item 4, that the Fund is classified as non-diversified and explain why that is.

Comment 4:        Market Exposure
---------------------------------
Comment:          If foreign investing is a principal risk of the Fund, include the relevant disclosure in the Primary Risk section of the prospectus.

-------------------------------
1 See also Investment Company Act Release No. 23064 (March 13, 1998) In adopting Form N-1A, the Commission stated that the purpose of the summary risk disclosure in a fund's prospectus is to identify briefly the principal risks of investing in the particular fund and to emphasize those risks reasonably likely to affect the fund's performance.

Response:         While each of the underlying funds invests to some degree in foreign securities, in the aggregate the Fund does not invest in foreign securities to the extent that would warrant disclosure in the Primary Risk section.

Comment 5:        Security Selection
------------------------------------
Comment:          Based on the fact that the Fund invests in Vanguard Explorer
                  Fund, disclose the risks associated with an investment in small-cap stocks.

Response:         We do not consider small-cap risk to be a primary risk of the
                  Fund in the aggregate. However, we will amend our Item 4 disclosure to address the fact that the underlying fund has small-cap risk.

Comment 6:        Tandy Requirements
------------------------------------
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

              As required by the SEC, the Fund acknowledges that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel